RMS

17005324

SE
Washington, D.C. 20549

SEC
Mail Processing
Section
FEB 22 2017
Washington DC
406

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69465

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/02/15 (DATE OF FINRA APPROVAL) AND ENDING 12/31/16
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CYNDX ADVISORS LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

757 3RD AVENUE, SUITE 1502
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNERAMPER LLP
(Name – *if individual, state last, first, middle name*)

750 3RD AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

B.S.

AFFIRMATION

I, William Rosenberg, affirm that to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Cyndx Advisors LLC (the "Company") for the period from October 2, 2015 (date of FINRA approval) through December 31, 2016, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer.

William Rosenberg
Chief Financial Officer

2/17/17
Date

Subscribed to before me this
17th day of February 2017.

Lesley A. Barnett
Notary Public

LESLEY A. BARNETT
Notary Public, State of New York
No. 01BA6340209
Qualified in Queens County
Commission Expires April 11, 2020

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm
[x] Facing Page
[x] Statement of Financial Condition.
[ ] Statement of Operations
[ ] Statement of Changes in Member's Equity
[ ] Statement of Cash Flows
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors
[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
[ ] A Reconciliation, including appropriate explanations of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3.
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation
[x] An Affirmation
[ ] A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
[ ] Report of Independent Registered Public Accounting Firm
[ ] Exemption Report

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

CYNDX ADVISORS LLC
(A WHOLLY-OWNED SUBSIDIARY OF CYNDX HOLDCO LLC)
(S.E.C. I.D. No. 8-69465)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016 AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

TABLE OF CONTENTS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

EISNERAMPER
ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of Cyndx Advisors LLC

We have audited the accompanying statement of financial condition of Cyndx Advisors LLC (the "Company"), a wholly owned subsidiary of Cyndx Holdco LLC as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Cyndx Advisors LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

/s/ EisnerAmper LLP

New York, New York
February 17, 2017

CYNDX ADVISORS LLC
(A Wholly-Owned Subsidiary of Cyndx Holdco LLC)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016
(Dollars In Thousands)

ASSETS

Cash	$	290
Accounts Receivable		278
Prepaid Expenses		39
Notes Receivable		30
Due From Affiliate		55
Other Assets		1
Total Assets	$	693

LIABILITIES AND MEMBER'S EQUITY:

LIABILITIES:		
Accounts Payable and Accrued Expenses	$	145
Due to Holdco		20
Total Liabilities		165
MEMBER'S EQUITY		528
Total Liabilities and Member's Equity	$	693

See accompanying notes to financial statement.

1. ORGANIZATION

Cyndx Advisors LLC (the "Company"), is a Delaware limited liability company that provides financial advisory services to its clients in connection with mergers and acquisitions, financings, restructurings, and other transactions. The Company may also act as a placement agent on certain transactions. The Company's clients consist of public and private companies from around the globe, in a variety of industries. The Company has its principal place of business in the United States located in New York, New York.

Cyndx Advisors LLC is wholly-owned subsidiary of Cyndx Holdco LLC ("Holdco"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"). The Company received FINRA approval on October 2, 2015.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The financial statement is presented in U.S. dollars and is prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates – The preparation of this financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Concentrations of Credit Risk – The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf.

Fair Value of Financial Instruments – At December 31, 2016, the carrying value of the Company's financial instruments, such as, accounts receivable, notes receivable, and due from affiliate approximate their fair values due to the nature of their short term maturities.

Accounts Receivable and Allowance for Doubtful Accounts – The Company carries its accounts receivable cost less an allowance for doubtful accounts. The Company generally does not require collateral and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of clients, non-payment risk of clients, historical trends, and other information. No allowance for doubtful accounts is deemed necessary at December 31, 2016.

Advisory Fees – The Company earns advisory fees from providing strategic advisory, merger and acquisition, capital formation and restructuring services. Generally, fees are earned and recognized when services are provided. Success fees earned in relation to a specific arrangement are recognized when earned, in accordance with US GAAP (typically when a transaction is complete). Retainer fees are generally received monthly or quarterly, and are recognized as earned on a pro-rata basis over the term of the contract.

Placement Fees – The Company earns placement fees by introducing two parties to enter into a private secondary market transaction. The Company does not act as a principal in its capacity. Placement fees are recognized when the transaction is complete.

Income Taxes and Unincorporated Business Tax – The Company is a single-member LLC and is a disregarded entity for federal and state income taxes. Accordingly, no federal and state provision (benefit) has been made in the financial statement with respect to the Company's earnings (losses). The Company does not file New York City Unincorporated Business tax as it is included in Holdco's tax filings.

At December 31, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

3. ACCOUNTS RECEIVABLE

At December 31, 2016, accounts receivable consist of the following:

Accounts Receivable	$ 249
Recoverable Expenses	29
	$ 278

4. NOTES RECEIVABLE

On November 3, 2015 the Company had advanced an employee a loan in the amount of $30,000 bearing interest of 3% per annum, to be paid back by October 15, 2017 against future compensation.

5. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

At December 31, 2016, accounts payable and accrued expenses consist of the following:

Professional Fees	$ 68
Deferred Rent	52
Accounts Payable	25
	$ 145

6. COMMITMENTS

Operating Leases - The Company leases office space at one location in New York pursuant to the operating lease expiring on February 2020.

At December 31, 2016, the future minimum payments under this operating lease are as follows:

2017	$ 345
2018	345
2019	345
2020	58
	$ 1,093

7. RELATED PARTY TRANSACTIONS

The Company's leased space in New York required a security deposit. The Managing Member of Holdco has provided a full cash deposit to the landlord, guaranteeing the lease.

The Company has an expense sharing agreement with Holdco. Pursuant to this expense sharing agreement, the Company pays Holdco rent for the use of furniture and equipment. At December 31, 2016, $20,159 is due to Holdco related to these expenses on the Statement of Financial Condition.

The Company advanced $55,000 to an affiliate for seed money for researching an acquisition via an auction process, which is included in Due from Affiliate on the Statement of Financial Condition at December 31, 2016. There are no specified interest rate or repayment terms.

8. NET CAPITAL REQUIREMENT

Pursuant to the Uniform Net Capital Rule under the Securities & Exchange Act of 1934 (Rule 15c3-1), the Company is required to maintain minimum net capital of the greater of $5,000 or 6 2/3% of the Company's aggregate indebtedness, as defined. At December 31, 2016, the Company had net capital of $125,000, which exceeds the minimum computed capital requirement of $11,000 by $114,000. The Company's ratio of aggregate indebtedness to capital is 1.32 to 1.

9. EXEMPTION FROM RULE 15C3-3

The Company claims an exemption from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions of subparagraph (k)(2)(i).

10. CONCENTRATIONS

The company had sales from three customers of approximately 82% for the year ended December 31, 2016, which represents approximately 8% of the accounts receivable at December 31, 2016.

******